UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 9, 2017

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated November 9, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: November 9, 2017	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
THIRD QUARTER 2017 RESULTS
Highlights

•
Reported GAAP net loss attributable to the partners and preferred unitholders of $317.5 million and adjusted net income attributable to the partners and preferred unitholders(1) of $3.1 million (excluding items listed in Appendix A to this release) in the third quarter of 2017.

•
Generated GAAP loss from vessel operations of $273.7 million (inclusive of $316.7 million in impairment charges) and total cash flow from vessel operations(1) of $124.2 million in the third quarter of 2017.

•	Generated distributable cash flow(1) of $13.4 million, or $0.08 per common unit, in the third quarter of 2017.

•	On September 25, 2017, completed the previously announced comprehensive transaction with Brookfield.

•	In October 2017, the Randgrid FSO unit commenced its charter contract with Statoil on the Gina Krog oil and gas field in the Norwegian sector of the North Sea.

•	In October and November 2017, took delivery of two of the East Coast Canada shuttle tanker newbuildings, the Beothuk Spirit and the Norse Spirit, and one towage newbuilding vessel, the ALP Sweeper.

•
In November 2017, entered into heads of terms to continue production on the Voyageur Spirit FPSO unit to April 2019; and recently received notice that the Rio das Ostras FPSO unit will be redelivered upon expiration of the firm period in January 2018.

Hamilton, Bermuda, November 9, 2017 - Teekay Offshore GP LLC (TOO GP), the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended September 30, 2017.

	Three Months Ended
	September 30,	June 30,	September 30,
	2017	2017 (2)	2016
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Revenues	273,626	264,792	286,298
(Loss) income from vessel operations	(273,707)	46,218	61,739
Equity income	4,416	3,425	4,937
Net (loss) income	(320,276)	(16,466)	50,861
Net (loss) income attributable to the partners and preferred unitholders	(317,491)	(20,005)	47,700
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	124,181	134,601	139,188
Distributable cash flow (DCF) (1)	13,382	27,242	31,780
Adjusted net income attributable to the partners and preferred unitholders (1)	3,064	10,427	10,004

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)	Please refer to Appendices in the second quarter of 2017 release for a reconciliation of these non-GAAP measures to the most directly comparable financial measures under GAAP.

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

GAAP net (loss) income and adjusted net income for the third quarter of 2017, compared to the same quarter of the prior year, were impacted by the redelivery of the Varg FPSO unit at the end of July 2016, the redelivery of the Navion Saga FSO unit in October 2016, the non-payment of charter-hire payments since November 2016 and subsequent contract termination of the Arendal Spirit UMS in April 2017 and higher repair and maintenance expenses relating to the Partnership's FPSO units, partially offset by higher utilization and lower operating expenses relating to the Partnership's shuttle tanker fleet during the third quarter of 2017. Additionally, GAAP net (loss) income for the third quarter of 2017, compared to the same quarter of the prior year, was impacted by the write-down of six of the Partnership's vessels and offshore units during the third quarter of 2017 and a net increase in the realized and unrealized loss on derivative instruments due to the amendments of certain interest rate swaps during the third quarter of 2017 and changes in the fair value of derivatives, partially offset by the net gain recorded during the third quarter of 2017 due to the reversal and settlement of previously recorded contingent liabilities.
CEO Commentary

“In September 2017, we completed the previously announced comprehensive transaction with Brookfield, which significantly strengthened the Partnership’s balance sheet,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd.
“During the third quarter of 2017, we reported lower cash flows than expected as a result of various non-recurring items and timing differences,” Ms. Sæther continued. “In addition, we recognized impairment charges in the third quarter of 2017 mainly relating to cost overruns and delays experienced on the upgrade of the Petrojarl I FPSO unit and the pending charter expiration on the Rio das Ostras FPSO unit in January 2018.”
"We are pleased to announce that we have entered into a head of terms with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field in the North Sea out to April 2019, which we believe aligns both parties to maximize the life of the field" commented Ms. Sæther.
“Looking ahead to the fourth quarter of 2017 and into 2018, our growth projects are now starting to deliver and generate cash flows, which we expect will provide significant additional future cash flows,” Ms. Sæther continued. “In October and November 2017, the Randgrid FSO unit commenced its charter contract with Statoil on the Gina Krog field, and we took delivery of our first two East Coast Canada shuttle tanker newbuildings and our third towage newbuilding. In addition, we expect our other growth projects to commence their respective charter contracts between now and into the first quarter of 2018, including the Libra FPSO unit, the Petrojarl I FPSO unit and our third East Coast Canada shuttle tanker newbuilding. In aggregate, these projects, once they all commence operations, are expected to generate approximately $200 million of annual cash flow from vessel operations.”
Ms. Sæther added, “Over the course of 2017, we have started to see green shoots of a potential recovery in the offshore market. Most notably, these include stronger crude oil prices as Brent crude oil is now above $60 per barrel, lower break-even price levels for offshore projects, interest from international oil companies for the numerous offshore blocks recently awarded in Brazil, tenders for new shuttle tanker requirements, and, after almost two years with very few transactions, increased activity in the FPSO market, including several charter contract awards. With a stronger balance sheet, access to capital, market-leading positions and strong operational platforms, we believe we are well-positioned to benefit from future opportunities as the global energy market recovers.”

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Summary of Recent Events
Strategic Partnership with Brookfield and Comprehensive Solution
On September 25, 2017, Teekay Offshore completed the previously announced strategic partnership with Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield), and related transactions (collectively the Brookfield Transaction), which included the following, among others:

•
Brookfield and Teekay Corporation (Teekay) invested $610 million and $30 million, respectively, in Teekay Offshore at a price of $2.50 per common unit and received 65.5 million Teekay Offshore warrants (Warrants) on a pro rata basis. Following the transaction, Brookfield owns approximately 60 percent and Teekay owns approximately 14 percent of the common units of Teekay Offshore;

•
Brookfield acquired from Teekay both a 49 percent interest in TOO GP in exchange for $4 million and an option to acquire an additional two percent of TOO GP, subject to the satisfaction of certain conditions, in exchange for 1.0 million of the Warrants issued to Brookfield;

•
Teekay Offshore repurchased and canceled all $304 million of the outstanding Series C-1 and Series D preferred units from the existing unitholders for an aggregate of approximately $250 million in cash, which will save approximately $28 million annually in cash distributions. Concurrently, Teekay Offshore's Series D tranche B warrants to purchase common units issued on June 29, 2016, were amended to reduce the exercise price from $6.05 to $4.55;

•	Teekay Offshore extended the mandatory prepayment date for the Arendal Spirit UMS debt facility to September 30, 2018 in exchange for a principal prepayment of $30 million;

•
Brookfield acquired from a subsidiary of Teekay, the $200 million loan, previously extended to Teekay Offshore, in exchange for $140 million in cash and 11.4 million of the Warrants issued to Brookfield. Brookfield extended the maturity date of the loan from 2019 to 2022;

•
Teekay Offshore transferred its shuttle tanker business into a new, wholly-owned, non-recourse subsidiary, Teekay Shuttle Tankers L.L.C. (ShuttleCo). As part of the formation of ShuttleCo, a majority of Teekay Offshore's shuttle tanker fleet was refinanced with a new $600 million, five-year debt facility, and two 50 percent-owned vessels were refinanced with a new $71 million, four-year debt facility. In addition, an existing $250 million debt facility secured by the three East Coast of Canada newbuildings, and an existing $141 million private placement bond secured by two vessels, were transferred from Teekay Offshore to ShuttleCo;

•
All of Teekay Offshore's existing NOK bonds due to mature in late-2018 will be repurchased with proceeds from a new five-year $250 million U.S. Dollar denominated bond offering by ShuttleCo in the Norwegian bond market, which priced at a fixed coupon of 7.125 percent per annum; and

•
Certain financial institutions providing interest rate swaps to Teekay Offshore (i) lowered the fixed interest rate on the swaps, (ii) extended the termination option of the swaps by two years to 2021, and (iii) eliminated the financial guarantee and security package currently provided by Teekay in return for a prepayment amount and fees.

Randgrid FSO Commences Charter Contract with Statoil

In early October 2017, the Randgrid FSO unit, which was converted from one of the Partnership’s shuttle tankers at Sembcorp’s Sembawang shipyard in Singapore, commenced its charter contract with Statoil on the Gina Krog oil and gas field in the Norwegian sector of the North Sea.

Voyageur Spirit FPSO Head of Terms

In November 2017, the Partnership entered into a heads of terms with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field for an additional twelve months out to April 2019. The new contract, which will take effect in April 2018, will include a fixed charter rate component plus and upside component based on oil production and oil price.

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Rio das Ostras FPSO to be Redelivered as Scheduled

The Partnership received notice from the charterer, Petrobras, that it plans to redeliver the Rio das Ostras FPSO unit to Teekay Offshore upon completion of the unit's firm charter contract in January 2018. As a result, the Partnership is seeking redeployment opportunities.

Delivery of East Coast Canada Shuttle Tanker Newbuildings

In October and November 2017, the Partnership took delivery of the first two East Coast Canada shuttle tanker newbuildings, the Beothuk Spirit and Norse Spirit, which are scheduled to commence long-term charters in December 2017 and January 2018 with a group of companies that includes Canada Hibernia Holding Corporation, Chevron Canada, Exxon Mobil, Husky Energy, Mosbacher Operating Ltd., Murphy Oil, Nalcor Energy, Statoil and Suncor Energy. These newbuildings will replace two existing shuttle tankers that are currently operating in East Coast Canada, with the first replaced vessel transferring to the North Sea to provide required capacity in the Partnership's Contract of Affreighment (CoA) fleet and the second replaced vessel redelivering to its owner.

Delivery of Towage Newbuilding

In October 2017, the Partnership took delivery of the third of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation newbuildings, the ALP Sweeper, constructed by Niigata Shipbuilding & Repair in Japan. Due to the delayed delivery of the vessel, the Partnership received a reimbursement from the shipyard of $8.1 million.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s six segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	September 30, 2017
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations(ii)	Total
GAAP FINANCIAL COMPARISON
Revenues	116,611	135,549	10,205	—	11,431	3,181	(3,351)	273,626
(Loss) income from vessel operations	(236,935)	(20,497)	1,780	(10,053)	(5,947)	(1,216)	(839)	(273,707)
Equity income	4,416	—	—	—	—	—	—	4,416
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	60,918	62,491	5,540	(8,413)	(2,945)	(1,216)	—	116,375
CFVO from equity accounted vessels (i)	7,806	—	—	—	—	—	—	7,806
Total CFVO (i)	68,724	62,491	5,540	(8,413)	(2,945)	(1,216)	—	124,181

	Three Months Ended
	September 30, 2016
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total
GAAP FINANCIAL COMPARISON
Revenues	121,294	128,482	14,251	13,395	5,345	3,531	—	286,298
Income (loss) from vessel operations	30,929	30,281	5,664	777	(5,121)	(791)	—	61,739
Equity income	4,937	—	—	—	—	—	—	4,937
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	63,064	59,745	9,431	2,424	(2,086)	(791)	—	131,787
CFVO from equity accounted vessels (i)	7,401	—	—	—	—	—	—	7,401
Total CFVO (i)	70,465	59,745	9,431	2,424	(2,086)	(791)	—	139,188

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

(ii)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore, during the three months ended September 30, 2017.

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FPSO Segment
Income from vessel operations and cash flow from vessel operations decreased for the three months ended September 30, 2017, compared to the same quarter of the prior year, primarily due to the redelivery of the Petrojarl Varg FPSO unit at the end of July 2016 and higher operating expenses due to the timing of repairs and maintenance expenses. Income from vessel operations for the three months ended September 30, 2017 was also impacted by the write-downs of the Petrojarl I and Rio das Ostras FPSO units.

Shuttle Tanker Segment

Cash flow from vessel operations increased for the three months ended September 30, 2017, compared to the same quarter of the prior year, primarily due to: an increase in project revenues as certain shuttle tankers provided offloading services on the Gina Krog oil and gas field while waiting for the completion of the Randgrid FSO unit; higher CoA fleet utilization and higher average rates; higher charter renewal rates for the Petronordic and Petroatlantic tankers; and lower operating expenses due to the timing of repairs and maintenance. These increases were partially offset by: the sale of the Navion Europa in November 2016; higher time-charter hire expenses, primarily due to the in-charter of the Grena Knutsen commencing in September 2016; and higher general and administrative expenses mainly due to non-recurring legal fees. Loss from vessel operations for the three months ended September 30, 2017 includes write-downs of the HiLoad DP unit and the Nordic Rio, Nordic Brasilia and Navion Marita DP1 shuttle tankers.
FSO Segment
Income from vessel operations and cash flow from vessel operations decreased for the three months ended September 30, 2017, compared to the same quarter of the prior year, mainly due to the redelivery of the Navion Saga following completion of its time-charter-out contract in October 2016. Teekay Offshore sold the Navion Saga in October 2017 for $7.4 million for recycling.
UMS Segment

Income from vessel operations and cash flow from vessel operations decreased for the three months ended September 30, 2017, compared to the same quarter of the prior year, mainly due to the non-payment of charter hire since November 2016 and the subsequent termination by Petrobras of the charter contract for the Arendal Spirit UMS in April 2017, along with approximately $3 million in restructuring costs associated with severance of crew and onshore support staff incurred in the third quarter of 2017 due to the lay-up of the unit.
Towage Segment

Income from vessel operations and cash flow from vessel operations decreased for the three months ended September 30, 2017, compared to the same quarter of the prior year, due to lower average charter rates and fleet utilization, partially offset by the delivery of the ALP Striker and ALP Defender towage newbuildings in September 2016 and June 2017, respectively.

Conventional Tanker Segment
Income from vessel operations and cash flow from vessel operations for the three months ended September 30, 2017 were comparable to the same quarter of the prior year.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of November 1, 2017.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings / Conversions / Upgrade		Total
FPSO Segment	6	(i)	—	2	(ii)	8
Shuttle Tanker Segment	29	(iii)	3	4	(iv)	36
FSO Segment	6	(v)	—	—		6
UMS Segment	1		—	—		1
Towage Segment	9	(vi)	—	1	(vii)	10
Conventional Segment	—		2	—		2
Total	51		5	7		63

(i)	Includes one FPSO unit, the Cidade de Itajai FPSO, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)
Consists of the Petrojarl I FPSO upgrade project and Teekay Offshore’s 50 percent ownership interest in the Libra FPSO conversion project, which units are scheduled to commence operations in early-2018 and late-2017, respectively.

(iii)
Includes (a) six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent, (b) the HiLoad DP unit and (c) one Suezmax-size DP2 shuttle tanker newbuilding that delivered to Teekay Offshore in October 2017 for employment under the East Coast of Canada charter contracts.

(iv)
Includes two Suezmax-size DP2 shuttle tanker newbuildings scheduled to deliver in November 2017 and early-2018 for employment under the East Coast of Canada charter contracts and two additional Suezmax-size DP2 shuttle tanker newbuildings scheduled for delivery in late-2019 and early-2020, which will provide shuttle tanker services in the North Sea under Teekay Offshore’s existing master agreement with Statoil.

(v)
Includes the Randgrid FSO unit which commenced its charter contract with Statoil on the Gina Krog oil and gas field in early October 2017; excludes the Navion Saga, which was sold in early-October 2017.

(vi)	Includes the ALP Sweeper long-distance towing and offshore installation vessel newbuilding which delivered to Teekay Offshore in early-October 2017.

(vii)	Consists of one long-distance towing and offshore installation vessel newbuilding scheduled to be delivered in early-2018.

Liquidity

As of September 30, 2017, the Partnership had total liquidity of $416.3 million, excluding $24.3 million included in restricted cash relating to amounts deposited in escrow to pre-fund a portion of the remaining Petrojarl I FPSO upgrade project costs.

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Conference Call

The Partnership plans to host a conference call on Thursday, November 9, 2017 at 12:00 p.m. (ET) to discuss the results for the third quarter of 2017. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-239-9838 or 416-640-5944, if outside North America, and quoting conference ID code 7283934.

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter 2017 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on oil production-related activities of its customers and operating in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.6 billion, comprised of 63 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, a unit for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore's fleet is employed on medium-term, stable contracts.

Teekay Offshore's common units and Series A and B preferred units trade on the New York Stock Exchange under the symbols "TOO", "TOO PR A" and "TOO PR B", respectively.

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.

Non-GAAP Financial Measures

Cash Flow from (used for) Vessel Operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, write-off of deferred revenues and operating expenses and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity-Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels. The Partnership does not control its equity-accounted vessels and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entities in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO from Equity-Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by its equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow (DCF) represents GAAP net (loss) income adjusted for depreciation and amortization expense, deferred income tax expense or recovery, vessel write-downs, gains or losses on the sale of vessels, vessel and business acquisition costs, distributions relating to equity financing of newbuilding installments and conversion costs, pre-operational expenses, distributions on the Partnership's preferred units, gains on extinguishment of contingent liabilities and losses on non-cash accruals of contingent liabilities, amortization of the non-cash portion of revenue contracts, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, adjustments for direct financing leases to a cash basis and foreign exchange related items, including the Partnership's proportionate share of such items in equity-accounted for investments and non-controlling interests proportionate share of such interests. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. Dollars, except unit data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	273,626	264,792	286,298	814,556	877,470

Voyage expenses	(25,102)	(20,196)	(21,495)	(70,439)	(57,427)
Vessel operating expenses	(86,769)	(89,705)	(94,008)	(255,464)	(280,121)
Time-charter hire expenses	(20,677)	(19,507)	(18,894)	(61,940)	(53,045)
Depreciation and amortization	(75,304)	(74,287)	(74,159)	(224,317)	(223,138)
General and administrative	(19,870)	(13,379)	(15,201)	(47,866)	(43,491)
Write-down of vessels (1)	(316,726)	(1,500)	—	(318,226)	(43,650)
Restructuring charge	(2,885)	—	(802)	(3,335)	(2,289)
(Loss) income from vessel operations	(273,707)	46,218	61,739	(167,031)	174,309

Interest expense	(38,819)	(36,602)	(35,379)	(111,525)	(104,752)
Interest income	710	406	298	1,462	995
Realized and unrealized (loss) gain
on derivative instruments (2)	(19,232)	(21,797)	20,247	(47,561)	(102,280)
Equity income	4,416	3,425	4,937	12,316	13,846
Foreign currency exchange (loss) gain (3)	(6,526)	(6,564)	817	(13,313)	(15,108)
Other income (expense) - net (4)	15,174	(1,134)	(195)	14,262	(21,472)
(Loss) income before income tax (expense) recovery	(317,984)	(16,048)	52,464	(311,390)	(54,462)
Income tax (expense) recovery	(2,292)	(418)	(1,603)	(4,089)	2,671
Net (loss) income	(320,276)	(16,466)	50,861	(315,479)	(51,791)

Non-controlling interests in net (loss) income	(2,785)	3,539	3,161	3,126	7,545
Preferred unitholders' interest in net (loss) income	11,917	12,386	12,386	36,689	33,449
General partner’s interest in net (loss) income	(6,373)	(648)	706	(7,057)	(1,857)
Limited partners’ interest in net (loss) income	(323,035)	(31,743)	34,608	(348,237)	(90,928)

Weighted-average number of common units:
- basic	170,657,562	151,364,950	139,057,659	156,966,145	118,046,087
- diluted	182,393,904	151,364,950	157,914,277	156,966,145	118,046,087
Total number of common units outstanding
at end of period	410,045,210	153,858,292	143,059,606	410,045,210	143,059,606

(1)
During the three and nine months ended September 30, 2017, the Partnership incurred a $316.7 million write-down related to the Petrojarl I FPSO unit due to increased costs and time associated with upgrade work on the unit, the Rio das Ostras FPSO unit due to the expected expiration of the charter in early-2018, three DP1 shuttle tankers as a result of a change in operational plans for the vessels, and the HiLoad DP unit due to a change in expectations for the future opportunities of the unit.

In June 2016, as part of the Partnership's 2016 financing initiatives, the Partnership canceled the UMS construction contracts for its two UMS newbuildings. As a result, the Partnership incurred a $43.7 million write-down related to these two UMS newbuildings during the nine months ended September 30, 2016.

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(2)
Realized (loss) gain on derivative instruments relates to amounts the Partnership actually paid to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to the change in fair value of such derivative instruments. During the three and nine months ended September 30, 2017, as part of the Brookfield Transaction, the Partnership amended certain interest rate swaps to lower the fixed rate interest rate on the swaps and recorded $38.0 million of related rate reset and transaction fees which are included in the realized loss relating to interest rate swaps in the table below.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
Realized (loss) gain relating to:
Interest rate swaps	(48,974)	(10,296)	(13,507)	(69,936)	(40,989)
Foreign currency forward contracts	1,048	(309)	(1,764)	640	(6,384)
	(47,926)	(10,605)	(15,271)	(69,296)	(47,373)

Unrealized gain (loss) relating to:
Interest rate swaps	28,465	(12,871)	31,894	19,097	(67,845)
Foreign currency forward contracts	229	1,679	3,624	2,638	12,938
	28,694	(11,192)	35,518	21,735	(54,907)
Total realized and unrealized (loss) gain on
derivative instruments	(19,232)	(21,797)	20,247	(47,561)	(102,280)

(3)
The Partnership entered into cross currency swaps to economically hedge the foreign currency exposure on the payment of interest and repayment of principal amounts of the Partnership’s Norwegian Kroner (NOK) bonds with maturity dates through to 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds and, thus, foreign currency exchange (loss) gain includes a realized loss relating to the amounts the Partnership paid to settle its non-designated cross currency swaps and an unrealized gain relating to the change in fair value of such swaps, partially offset by an unrealized loss on the revaluation of the NOK bonds, as detailed in the table below. During the three and nine months ended September 30, 2017, the Partnership recorded a $40.2 million realized loss relating to the partial termination of certain cross currency swaps, which was offset by a $40.2 million unrealized gain, and is included in the table below. During the nine months ended September 30, 2016, the Partnership's realized loss on cross currency swaps includes a $32.6 million loss on the maturity of the swap associated with the NOK 500 million bond which settled in January 2016, which was offset by a $32.6 million realized foreign currency exchange gain on the settlement of the bond which is not included in the table below.

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
Realized loss on cross currency swaps	(42,987)	(3,310)	(3,330)	(49,501)	(41,276)
Unrealized gain on cross currency swaps	54,488	8,111	19,803	66,978	58,276
Unrealized loss on revaluation of NOK bonds	(12,823)	(7,797)	(13,613)	(21,881)	(61,807)

(4)
In September and October 2017, the Partnership settled certain claims from CeFront Technology AS and Sevan Marine ASA , respectively, and reversed related contingent liabilities recorded in June 2016 arising from the cancellations of two UMS newbuildings. A net gain of $15.0 million is reported in Other income (expense) - net for the three and nine months ended September 30, 2017.

During 2016, the Partnership accrued for potential damages resulting from the cancellations of the UMS newbuildings and reversed other contingent liabilities previously recorded that were subject to the delivery of the UMS newbuildings. This net loss provision of $23.4 million was reported in Other income (expense) - net for the nine months ended September 30, 2016. The UMS newbuilding contracts are held in separate subsidiaries of the Partnership and obligations of these subsidiaries are non-recourse to the Partnership.

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at	As at	As at
	September 30, 2017	June 30, 2017	December 31, 2016
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	416,346	212,267	227,378
Restricted cash - current	27,470	96,728	92,265
Accounts receivable	138,462	123,018	114,576
Vessels held for sale	12,400	6,900	6,900
Net investments in direct financing leases - current	6,004	5,794	4,417
Prepaid expenses	26,308	23,676	25,187
Due from affiliates	44,765	32,966	77,811
Other current assets	17,110	11,127	21,282
Total current assets	688,865	512,476	569,816

Restricted cash - long-term	—	2,992	22,644

Vessels and equipment
At cost, less accumulated depreciation	3,825,666	3,997,446	4,084,803
Advances on newbuilding contracts and conversion costs	689,252	695,985	632,130
Net investments in direct financing leases	12,769	14,080	13,169
Investment in equity accounted joint ventures	168,852	152,946	141,819
Deferred tax asset	23,760	24,918	24,659
Other assets	86,037	92,293	100,435
Goodwill	129,145	129,145	129,145
Total assets	5,624,346	5,622,281	5,718,620

LIABILITIES AND EQUITY
Current
Accounts payable	37,362	14,384	8,946
Accrued liabilities	210,434	139,913	150,281
Deferred revenues	58,484	56,301	57,373
Due to affiliates	124,711	88,854	96,555
Current portion of long-term debt	788,700	891,558	586,892
Current portion of derivative instruments	53,646	58,935	55,002
Current portion of in-process revenue contracts	10,290	11,524	12,744
Other current liabilities	1,480	—	—
Total current liabilities	1,285,107	1,261,469	967,793
Long-term debt	2,288,853	2,252,561	2,596,002
Derivative instruments	194,354	272,422	282,138
Due to affiliates	160,757	200,000	200,000
In-process revenue contracts	43,204	45,182	50,281
Other long-term liabilities	181,420	202,600	211,611
Total liabilities	4,153,695	4,234,234	4,307,825

Redeemable non-controlling interest	(34)	424	962
Convertible preferred units	—	272,877	271,237

Equity
Limited partners - common units	999,616	757,086	784,056
Limited partners - preferred units	266,925	266,925	266,925
General partner	14,910	20,105	20,658
Warrants	132,320	13,797	13,797
Accumulated other comprehensive loss	(2,768)	(2,920)	(804)
Non-controlling interests	59,682	59,753	53,964
Total equity	1,470,685	1,114,746	1,138,596
Total liabilities and total equity	5,624,346	5,622,281	5,718,620

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Nine Months Ended
	September 30, 2017	September 30, 2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(315,479)	(51,791)
Non-cash items:
Unrealized gain on derivative instruments	(88,706)	(4,353)
Equity income, net of dividends received of $7,000 (2016: $3,472)	(5,316)	(10,374)
Depreciation and amortization	224,317	223,138
Write-down of vessels	318,226	43,650
Deferred income tax expense (recovery)	2,677	(6,013)
Amortization of in-process revenue contracts	(9,531)	(9,567)
Unrealized foreign currency exchange loss and other	14,260	43,536
Change in non-cash working capital items related to operating activities	64,084	68,277
Expenditures for dry docking	(11,875)	(22,343)
Net operating cash flow	192,657	274,160
FINANCING ACTIVITIES
Proceeds from long-term debt	307,004	283,828
Scheduled repayments of long-term debt	(419,064)	(314,653)
Prepayments of long-term debt	(24,687)	(197,776)
Debt issuance costs	(5,696)	(10,988)
Decrease in restricted cash	87,439	13,890
Proceeds from issuance of common units and warrants	640,595	124,879
Proceeds from issuance of preferred units and warrants	—	100,000
Repurchase of preferred units	(250,022)	—
Expenses relating to equity offerings	(11,564)	(5,911)
Cash distributions paid by the Partnership	(51,087)	(61,827)
Cash distributions paid by subsidiaries to non-controlling interests	(4,404)	(4,610)
Equity contribution from joint venture partners	6,000	750
Other	(483)	(90)
Net financing cash flow	274,031	(72,508)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(257,897)	(238,349)
Proceeds from sale of vessels and equipment	—	55,450
Direct financing lease payments received (investments)	4,278	(1,481)
Investment in equity accounted joint ventures	(24,101)	(52,873)
Net investing cash flow	(277,720)	(237,253)
Increase (decrease) in cash and cash equivalents	188,968	(35,601)
Cash and cash equivalents, beginning of the period	227,378	258,473
Cash and cash equivalents, end of the period	416,346	222,872

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30, 2017	September 30, 2016
	(unaudited)	(unaudited)
Net (loss) income – GAAP basis	(320,276)	50,861
Adjustments:
Net loss (income) attributable to non-controlling interests	(2,785)	3,161
Net (loss) income attributable to the partners and preferred unitholders	(317,491)	47,700
Add (subtract) specific items affecting net (loss) income:
Foreign currency exchange loss (gain) (1)	3,706	(4,147)
Unrealized gain on derivative instruments (2)	(29,183)	(36,989)
Realized loss on interest rate swap amendments	37,950	—
Write-down of vessels (3)	316,726	—
Pre-operational costs (4)	3,160	1,869
Contingency settlements, restructuring charges and other (5)	(6,404)	1,262
Non-controlling interests’ share of items above (6)	(5,400)	309
Total adjustments	320,555	(37,696)
Adjusted net income attributable to the partners and preferred unitholders	3,064	10,004

(1)
Foreign currency exchange loss (gain) primarily relates to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and the unrealized gain or loss related to the Partnership’s cross currency swaps related to the Partnership's NOK bonds and excludes the realized gain or loss relating to the Partnership's cross currency swaps.

(2)
Reflects the unrealized gain due to changes in the mark-to-market value of interest rate swaps and foreign currency forward contracts that are not designated as hedges for accounting purposes, hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes, the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO equity accounted joint venture and hedge ineffectiveness within the Libra FPSO equity accounted joint venture.

(3)	See footnote (1) of the summary consolidated statements of (loss) income included in this release for further details.

(4)
Reflects depreciation and amortization expense, general and administrative expense and vessel operating expenses relating to the Petrojarl I FPSO unit while undergoing upgrades and realized losses on interest rate swaps relating to the Libra FPSO conversion and the ALP towage newbuildings for the three months ended September 30, 2017. Reflects depreciation and amortization expense and vessel operating expenses related to the Petrojarl I FPSO unit while undergoing upgrades and a realized loss on foreign currency forward contracts relating to conversion costs on the Gina Krog FSO unit during the three months ended September 30, 2016.

(5)
Other items for the three months ended September 30, 2017 includes a partial reversal of an accrual relating to potential damages resulting from the cancellation of the UMS newbuildings recorded in June 2016, the settlement of a contingent liability, non-recurring general and administrative expenses relating to the Brookfield Transaction, restructuring charges relating to severance costs from the termination of the charter contract for the Arendal Spirit UMS, and a decrease in the deferred income tax asset for the Partnership's Norwegian tax structures. Other items for the three months ended September 30, 2016 includes restructuring charges relating to the reorganization within the Partnership’s FPSO segment and a write-off of UMS newbuilding fees previously capitalized during the three months ended September 30, 2016.

(6)
Items affecting net (loss) income include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net (loss) income is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items affecting net (loss) income listed in the table.

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended
	September 30,
	2017	2016
	(unaudited)	(unaudited)

Net (loss) income	(320,276)	50,861
Add (subtract):
Write-down of vessels (1)	316,726	—
Realized loss on amendment/early termination of interest rate and cross currency swaps	78,117	—
Depreciation and amortization	75,304	74,159
Pre-operational costs	8,597	447
Unrealized foreign exchange and other, net	7,200	(6,351)
Distributions relating to equity financing of newbuildings and conversion costs	6,991	4,571
Partnership's share of equity accounted joint venture's distributable
cash flow net of estimated maintenance capital expenditures (2)	5,046	4,818
Deferred income tax expense (recovery)	1,915	(577)
Amortization of non-cash portion of revenue contracts	(4,041)	(4,032)
Equity income	(4,416)	(4,937)
Distributions on preferred units	(11,917)	(12,386)
Net reversal of loss provision relating to cancellation of UMS newbuildings	(15,000)	—
Estimated maintenance capital expenditures (3)	(41,862)	(33,233)
Unrealized gain on non-designated derivative instruments (4)	(83,182)	(35,518)
Distributable cash flow before non-controlling interests	19,202	37,822
Non-controlling interests' share of DCF	(5,820)	(6,042)
Distributable Cash Flow	13,382	31,780
Amount attributable to the General Partner	(31)	(321)
Limited partners' Distributable Cash Flow	13,351	31,459
Weighted-average number of common units outstanding	170,657,562	139,057,659
Distributable Cash Flow per limited partner unit	0.08	0.23

(1)	See footnote (1) of the summary consolidated statements of (loss) income included in this release for further details.

(2)	Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture for the three months ended September 30, 2017 and 2016 were $1.0 million for each period.

(3)
Estimated maintenance capital expenditures for the three months ended September 30, 2016 includes a $7.0 million reduction relating to cash compensation received from the shipyard in connection with the delayed delivery of the ALP Striker in September 2016.

(4)	Derivative instruments include interest rate swaps. cross currency swaps, and foreign currency forward contracts.

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Teekay Offshore Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2017
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations(1)	Total

Revenues	116,611	135,549	10,205	—	11,431	3,181	(3,351)	273,626
Voyage expenses	—	(20,018)	(258)	—	(6,191)	(45)	1,410	(25,102)
Vessel operating expenses	(40,816)	(31,007)	(5,132)	(4,509)	(5,825)	—	520	(86,769)
Time-charter hire expenses	—	(16,415)	—	—	—	(4,262)	—	(20,677)
Depreciation and amortization	(36,497)	(31,049)	(2,589)	(1,640)	(4,111)	—	582	(75,304)
General and administrative	(11,004)	(6,060)	(446)	(1,019)	(1,251)	(90)	—	(19,870)
Write-down of vessels	(265,229)	(51,497)	—	—	—	—	—	(316,726)
Restructuring charge	—	—	—	(2,885)	—	—	—	(2,885)
(Loss) income from vessel operations	(236,935)	(20,497)	1,780	(10,053)	(5,947)	(1,216)	(839)	(273,707)

	Three Months Ended September 30, 2016
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Eliminations	Total

Revenues	121,294	128,482	14,251	13,395	5,345	3,531	—	286,298
Voyage expenses	—	(18,898)	(96)	—	(2,440)	(61)	—	(21,495)
Vessel operating expenses	(42,353)	(33,062)	(6,056)	(8,331)	(4,206)	—	—	(94,008)
Time-charter hire expenses	—	(14,723)	—	—	—	(4,171)	—	(18,894)
Depreciation and amortization	(37,180)	(30,166)	(2,205)	(1,647)	(2,961)	—	—	(74,159)
General and administrative	(10,235)	(1,147)	(230)	(2,640)	(859)	(90)	—	(15,201)
Restructuring charge	(597)	(205)	—	—	—	—	—	(802)
Income (loss) from vessel operations	30,929	30,281	5,664	777	(5,121)	(791)	—	61,739

(1)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore during the three months ended September 30, 2017.

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Teekay Offshore Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow From (Used For) Vessel Operations From Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30, 2017
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Eliminations(1)	Total
(Loss) income from vessel operations
(See Appendix C)	(236,935)	(20,497)	1,780	(10,053)	(5,947)	(1,216)	(839)	(273,707)
Depreciation and amortization	36,497	31,049	2,589	1,640	4,111	—	(582)	75,304
Realized gain (loss) from the
settlements of non-designated
foreign currency forward contracts	168	442	—	—	312	—	—	922
Amortization of non-cash portion of
revenue contracts	(4,041)	—	—	—	—	—		(4,041)
Write-down of vessels	265,229	51,497	—	—	—	—	—	316,726
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(408)	—	—	—	—	(408)
Falcon Spirit cash flow from
time-charter contracts	—	—	1,579	—	—	—	—	1,579
Eliminations upon consolidation	—	—	—	—	(1,421)	—	1,421	—
Cash flow from (used for) vessel
operations from consolidated vessels	60,918	62,491	5,540	(8,413)	(2,945)	(1,216)	—	116,375

	Three Months Ended
	September 30, 2016
	(unaudited)
		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Eliminations(1)	Total
Income (loss) from vessel operations
(See Appendix C)	30,929	30,281	5,664	777	(5,121)	(791)	—	61,739
Depreciation and amortization	37,180	30,166	2,205	1,647	2,961	—	—	74,159
Realized (loss) gain from the
settlements of non-designated
foreign currency forward contracts	(1,013)	(702)	—	—	74	—	—	(1,641)
Amortization of non-cash portion of
revenue contracts	(4,032)	—	—	—	—	—	—	(4,032)
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(640)	—	—	—	—	(640)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,202	—	—	—	—	2,202
Cash flow from (used for) vessel
operations from consolidated vessels	63,064	59,745	9,431	2,424	(2,086)	(791)	—	131,787

(1)	Includes revenues and expenses earned and incurred between segments of Teekay Offshore during the three months ended September 30, 2017.

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Teekay Offshore Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow From Vessel Operations From Equity Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended		Three Months Ended
	September 30, 2017		September 30, 2016
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	21,462	10,731	20,065	10,033
Vessel and other operating expenses	(5,851)	(2,925)	(5,264)	(2,632)
Depreciation and amortization	(4,410)	(2,205)	(4,408)	(2,204)
Income from vessel operations of equity accounted vessels	11,201	5,601	10,393	5,197
Net interest expense	(1,806)	(903)	(1,872)	(936)
Realized and unrealized (loss) gain on derivative instruments (1)	(146)	(73)	1,785	893
Foreign currency exchange loss	(216)	(108)	(237)	(119)
Total other items	(2,168)	(1,084)	(324)	(162)
Net income / equity income of equity accounted vessels
before income tax expense	9,033	4,517	10,069	5,035
Income tax expense	(201)	(101)	(195)	(98)
Net income / equity income of equity accounted vessels	8,832	4,416	9,874	4,937

Income from vessel operations of equity accounted vessels	11,201	5,601	10,393	5,197
Depreciation and amortization	4,410	2,205	4,408	2,204
Cash flow from vessel operations from equity accounted vessels	15,611	7,806	14,801	7,401

(1)
Realized and unrealized (loss) gain on derivative instruments for the three months ended September 30, 2017 and 2016 includes unrealized gains of $1.0 million ($0.5 million at the Partnership’s 50% share) and $2.7 million ($1.3 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Cidade de Itajai and the Libra FPSO units.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the estimated future cash flow from vessel operations to be provided by the Partnership’s existing growth projects once delivered; the contract terms related to the extension of the employment of the Voyageur Spirit FPSO unit on the Huntington field and the expected impact on the life of the Huntington field; the timing and cost of delivery and start-up of various newbuildings and conversion/upgrade projects and the commencement of related contracts; a potential offshore market recovery, including increased demand for shuttle tankers and FPSO units; the Rio das Ostras FPSO redeployment; the repurchase of existing NOK bonds; and the Partnership’s ability to benefit from future opportunities. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; delays in the commencement of charter contracts; the inability to negotiate acceptable terms and final documentation related to the Voyageur Spirit FPSO heads of terms; the ability of the Partnership to secure redeployment opportunities for the Rio das Ostras FPSO; the ability to fund the Partnership’s remaining capital commitments and debt maturities; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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